[Letterhead]

VIA EDGAR

December 26, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pop Starz, Inc.
Rule 477 Application for Withdrawal

File No. 000-51036

Registration Statement on Form 10-SB

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933. Pop Starz, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-SB (File No. 000-51036) (the “Registration Statement”).

The Company requests the withdrawal of the Registration Statement because management has determined that it would not be economically feasible and in the best interests of the Company or its shareholders. Gross revenues for the year will be less than $200,000. Gross assets are less than $110,000. The Company has 75 shareholders of record who will be provided with periodic updates of the Company’s operations and annual financial statements.

If you have any questions or comments or require further information or documentation, please contact our corporate counsel, Jeffrey G. Klein, at (561) 997-9920.

Sincerely,

Pop Starz, Inc.

/s/ Michelle Tucker

President and Chief Executive Officer